C6 CAPITAL SECURITIES LLC

Statement of Financial Condition

December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER	
8 -	70232

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Renata Clemente **(646) 253 5566**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP

(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	**New York**	**NY**	**10020**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Renata Clemente__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __C6 CAPITAL SECURITIES LLC__ _____ , as of __December 31__ __20 20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Renata T. Clemente
Signature

Chief Financial Officer, FINOP
Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2022_

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Cash Flows

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

   Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

   solidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Report of Independent Auditor on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C6 CAPITAL SECURITIES LLC

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3 - 6

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

**To Member of
C6 Capital Securities LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C6 Capital Securities LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2020.

New York, NY
March 1, 2021

Mazars USA LLP is an independent member firm of Mazars Group.

C6 Capital Securities LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents		$	109,151
Deposit with clearing broker			250,000
Receivable from clearing broker			7,464,839
Other assets			17,351
Total assets		$	7,841,341

Liabilities and Member's Equity

Liabilities:			
Payable to affiliates		$	262,238
Accrued expenses and other liabilities			272,484
Total liabilities			534,722
Member's equity			7,306,619
Total liabilities and member's equity		$	7,841,341

See accompanying notes to financial statement.

(1) Organization and Business

C6 Capital Securities LLC (the "Company"), a Delaware limited liability company, was formed on September 7, 2018. C6 Holdings LLC (the "Parent"), a Delaware limited liability company, is the sole member of the Company.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as an introducing broker-dealer and the Securities Investor Protection Corporation ("SIPC"). The principal business of the Company is to act as a broker-dealer in the execution of (i) Corporate and Sovereign Bonds, (ii) Convertible Bonds, (iii) U.S. Government Securities, as well as (iv) US and International Equities with Institutional Investors.

The Company clears all transactions with and for customers on a fully disclosed basis through a third party clearing firm. The Company does not accept customer funds nor securities, as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, which is a disregarded entity for tax purposes. As such, the operations of the Company are treated as a part of operations of the Parent. All income taxes are incurred at the Parent level and are the legal obligation of the Parent. As a result, there are no tax expenses or benefits recognized by the Company.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. As the Company is a single member LLC, which is a disregarded entity for tax purposes, this evaluation is conducted at the Parent level.

(2) Summary of Significant Accounting Policies (continued)

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

(d) Credit Losses

On January 1, 2020, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses, which creates a new framework to evaluate financial instruments, such as trade receivables, for expected credit losses. This new framework replaced the original incurred loss approach and is expected to result in more timely recognition of credit losses. The adoption of the new guidance did not have a material impact on the Company's financial statements and related disclosures.

(3) Related Party Transactions

A Service agreement is in place with the Parent since April 2019, for the provision of payroll, administration, occupancy, equipment and communication services. Additionally, the Company incurred legal costs of $89,472 which was paid for by its affiliate, C6 Bank – Cayman Branch. As of December 31, 2020, the total payable to affiliates is $262,238.

(4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $7,289,224, which exceeded the required minimum net capital of $100,000 by $7,189,224. Aggregate indebtedness at December 31, 2020, totaled $534,722. The Company's percentage of aggregate indebtedness to net capital was 7.34%.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a third-party clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

As of December 31, 2020, the Company maintained its cash balances with financial institutions. At December 31, 2020, the Company did not maintain cash in excess of FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

(6) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including broker dealers, banks and affiliates, asset managers, hedge funds and other institutional clients.

In the normal course of business, the Company's activities mainly include acting as a broker for the trade execution of fixed income and equity securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker.

(7) COVID-19

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

(8) Fair Value Measurements

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned, if any, are recorded at fair value on a recurring basis.

(8) Fair Value Measurements (continued)

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The Company's assets and liabilities are considered financial instruments and are either already carried at fair value, are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

As of December 31, 2020 the Company does not hold any securities inventory.

(9) Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. As of December 31, 2020, there are no ongoing legal proceedings.

The Company was granted a guarantee by C6 Holding S.A, where the guarantor unconditionally guarantees the prompt payment upon demand of any and all outstanding payment obligations of any transactions in fixed income or other securities.

(10) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2020 through the date the financial statement was available to be issued. Management believes that no material events have occurred since December 31, 2020 that requires recognition or disclosure in the financial statement.